FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

17 July 2003

CSR Limited

(Translation of registrant’s name into English)

9 Help Street, Chatswood   NSW   2067   AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CSR 2003 AGM – Chairman’s Address and Managing Director’s Report

FORWARD-LOOKING STATEMENTS

This Current Report on Form 6-K contains certain forward-looking statements, including statements regarding the expected outlook for fiscal year 2004 of CSR Limited.  CSR can give no assurances that the actual results for its fiscal year 2004 will not differ materially from the statements contained herein.  Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of CSR, which may cause actual results to differ materially from those expressed in the statements contained herein.  Such factors include, among other things, the following:

•                  general economic and business conditions in Australia, New Zealand, Japan, Asia and other global economic influences;

•                  trends and business conditions in the Australian building and construction industries;

•                  trends and business conditions in the Australian and global aluminium, and sugar industries;

•                  competition from other suppliers in the industries in which the CSR group operates;

•                  the potential loss of major customers or suppliers;

•                  costs and availability of raw materials;

•                  changes in the CSR group entities’ strategies and plans regarding acquisitions, dispositions and business development;

•                  risks associated with ongoing litigation in the United States and Australia from claimants alleging personal injuries due to exposure to asbestos; and

•                  compliance with, and potential changes to, governmental regulations related to the environment, employee safety and welfare and other matters related to the entities of the CSR group.

The foregoing list of factors is not exhaustive.  When relying on forward-looking statements to make decisions with respect to investing in CSR shares, you should carefully consider the foregoing factors and other uncertainties and potential events. CSR does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by CSR or on CSR’s behalf.

ADDRESS TO SHAREHOLDERS

Chairman Ian Blackburne

CSR LIMITED AGM 2003

17 July 2003

Ladies and Gentlemen,

Looking back on the past year, the demerger of Rinker Group Limited has been one of the most significant and successful events in CSR’s long history.

The demerger was essentially a way to create shareholder value by separating CSR into two companies:

•                  CSR – which today comprises three strong businesses in building products, aluminium and sugar, and

•                  Rinker including Readymix – which is one of the largest heavy building materials companies in the world.

The transaction was approved by our shareholders and the Federal Court in March.  All eligible CSR shareholders as of 4 April 2003 received 1 share in Rinker for each CSR share they held.  Therefore today many of you now own shares in two companies – CSR and Rinker.  Both companies trade separately on the Australian Stock Exchange.

Why did CSR separate into two companies?

The demerger was the culmination of the company’s strategy over the past five years to build Rinker’s heavy building materials operations into a world scale business.

Whilst the growth of Rinker was a success, CSR’s share price did not fully reflect the value of the individual businesses.  Further action was needed.  The board considered that a demerger would create additional shareholder value, especially over the longer term.  We are pleased that to date this has been the case. Investors have responded very positively to the demerger process with a significant re-rating of the company since the original announcement of the demerger in November 2002.

Looking at this slide you can see the considerable impact of the demerger on CSR’s share price.  If you held A$1,000 of CSR shares at the demerger announcement in mid-November last year, it was worth about A$1,200 when the demerger was finalised in March.  For those of you who hold shares in both CSR and Rinker today, the combined investment would be worth about A$1,300.  This equates to over A$1.5 billion in total value generated in the past eight months – over 20% greater than the performance of the benchmark index of the Australian equity market.

The two companies now have completely separate boards and management teams who can focus solely on the strengths of their operations and respective core businesses.  Following completion of the demerger, former CSR chairman John Morschel became Chairman of Rinker and former CSR directors John Arthur, John Ballard and David Clarke also retired from the company and joined the Rinker board.  John and his fellow directors will be holding Rinker’s first AGM later today, at 2pm in this same venue.

You may have wondered why the latest CSR annual report discussed Rinker at all now that we are separate companies.  CSR owned the Rinker businesses for the year ended March 2003 and we needed to report on them.  Next year, Rinker will issue its own annual report and the CSR Annual Report will only report on the existing CSR businesses.

With regard to today’s order of business, we will welcome your questions about CSR later in the meeting.  However I would like to suggest that questions relating to Rinker and its businesses be held for the Rinker AGM this afternoon.

Financial performance

Now let’s turn to the financial performance of CSR.  As I highlighted earlier, the statutory accounts for the past year included the results for the CSR Limited and Rinker businesses.  Both groups performed well in the past financial year.  The combined group recorded a net profit of A$561 million before significant items.  Over the past five years, this translates into strong growth in net profit of 12% a year compound.

The demerger created a significant additional profit of almost A$1.5 billion in the accounts for the year.  This significant profit was distributed to you in the value of your shares in Rinker.

Following the demerger, the separate companies, CSR and Rinker, declared dividends.  The CSR final dividend was six cents a share while Rinker paid a dividend of seven cents a share.  Combining the two companies, the total dividend was maintained at 24 cents for the full year, with 70% franking.

As I indicated earlier, the Rinker board will review their results in more detail at Rinker’s AGM this afternoon.

Looking at the performance of the CSR businesses as they stand today, CSR is a truly diversified company.  If you look at both revenue and earnings before interest and tax by division, you will see that the results are well balanced between these three businesses.

In the last year pro forma EBIT for these businesses was A$276 million on revenue of just over A$2 billion. CSR’s net profit before significant items was A$172 million.

Strategy

The board is committed to providing a strong operational focus to extract further value for shareholders.  Each business is increasing productivity and reducing costs to improve returns.  We are also reducing our overall corporate costs to ensure they are aligned to the now smaller, restructured group.

Our strategic goal is simple:  to maximise the performance of CSR’s business portfolio to generate even stronger returns for shareholders.  We intend to do this in three ways: high dividends, careful equity capital management and growth opportunities.

1.               With regard to dividends – The company intends to payout between 60-70% of its earnings as dividends.  The current dividend translates into a high dividend yield which at the current share price is about 6%.  This is well above the average dividend yield of about 4.5% for the broader equity market.

2.               Regarding equity capital management – In May the board announced a share buyback of up to 5% of the company’s shares this year.  As with previous CSR buybacks, we believe this will be a good investment which should lift earnings per share and return on equity.  We will continue to explore capital management opportunities where these are seen to enhance shareholder returns.

3.               The final part of our strategy is low risk growth – We are looking closely at several growth opportunities to enhance CSR’s businesses. Alec will review these in more detail shortly.  Our ability to grow is backed by a strong balance sheet with low gearing and investment grade credit ratings.

Corporate governance

I would now like to review a few changes to the board structure for your company following the demerger.  The number of directors has been reduced from nine to six, with the minimum number of non executive directors now five to reflect the smaller size of CSR today.  As a result, John Morschel, John Arthur, John Ballard and David Clarke retired from our board and joined that of Rinker.  CSR’s managing director for the past five years, Peter Kirby also retired.  On behalf of CSR as a whole, I thank them all for their considerable contributions, particularly Peter Kirby under whose excellent leadership the performance of the company was restored.

Other changes to the board structure include the removal of retirement allowances for non executive directors appointed after 1 April 2003.  This is in line with recent recommendations of the ASX Corporate Governance Council.  The board has also agreed that all directors, like senior executives, will accumulate a beneficial interest in CSR shares equivalent to the value of one year’s remuneration.  This is to ensure their interests are directly aligned with yours as shareholders.

We will continue to strive for a high standard of corporate governance including clear and timely reporting to shareholders on the company’s activities.  CSR was recently awarded a second, consecutive, special award for corporate governance by the Australasian Report Awards.  We are pleased that our guidelines are well regarded and we will work hard to continue this high standard.

During the past year, we have also continued to make significant improvements in our safety, health and environment results.  The number of people injured at work has fallen by over 60% over the past three years.  These improvements are backed by the overall strength and dedication of the 4,500 employees of CSR.

CSR is a unique combination of operations and we have an experienced team supporting each of the businesses.  On behalf of the board, I would like to thank all of CSR’s management and employees for their efforts during the year.

Outlook

Looking at the year ahead: although the operating environment for the company remains quite challenging, we are working hard to achieve a result in line with the past year.  The raw sugar price is the major uncertainty for CSR as the sugar price remains quite volatile and unpredictable.  By the time our half year results are announced in November, we will have a much clearer view on the outlook for the sugar price and the expected Australian dollar returns from our milling business.

Finally, I would like to emphasise CSR’s overall strategy which is to optimise the performance of our three businesses to maximise value through strong cash generation and solid returns.  We are enthusiastic about the prospects for CSR and will be striving to deliver on its potential.

It is now my pleasure to call on Alec Brennan to give you further details about CSR’s operating performance and outlook for this year.

ADDRESS TO SHAREHOLDERS

Managing Director Alec Brennan

CSR LIMITED AGM 2003

17 July 2003

Fellow shareholders,

We are at the beginning of a new era for CSR following the successful demerger of Rinker Group Limited.  Although today CSR represents less than one third of the CSR Group as it was prior to the demerger, it is still a significant Australian manufacturing company.

Our clear goal is to generate the very best value for shareholders from these manufacturing businesses.  The keys to our success will be:

•                  Being cost competitive,

•                  Meeting customer needs, and

•                  Where opportunities present – identifying low risk growth in areas allied with these businesses.

CSR is a truly diversified company with significant revenues and profits from its three strong businesses in building products, aluminium and sugar.  While the combination of businesses is unusual, each business has an excellent track record of cash generation.  In recent years, we have not talked too much about these businesses but following the demerger, they are very much back in the spotlight.  I would now like to talk about each in turn including their performance in the past year.

Building Products

I will start with our building products business, which is one of the leading building product companies in Australia.  Many of you will have used some of our well-known products in your homes.  Gyprock™ plasterboard, Monier™ and Wunderlich™ roof tiles, Bradford™ insulation and PGH™ bricks and pavers are all leading brands that are known for their quality and reliability.  CSR is also the leading insulation supplier in Asia with operations in Malaysia, Thailand and China.

In the past year, the operating profit for CSR Building Products rose by 10% to A$120 million on an 11% lift in revenue.  A sharp increase in home building activity last year drove the improvement.  While profits were up, we could have done better.  There were a number of logistical and operational issues that prevented us from taking full advantage of the strong market.

Although new residential construction activity remains quite strong, most forecasters believe it will slow down over the next twelve months.  Because 60% of our revenues come from residential construction market, we expect activity to slow as the year progresses.  This slowdown should be partly offset by better levels of activity in the additions and alterations market and the commercial market.

In the longer term, the outlook for housing is encouraging.  Recent forecasts suggest that there will be a steady improvement in the underlying demand for new dwellings over the next five years.

This year, our aim is to increase operational efficiency in our factories and improve logistics performance.  A good example of this is the consolidation of our Sydney roof tile manufacturing operations onto a single site at Rosehill.  Rosehill is a new, well-engineered factory complex, which significantly increases productivity compared to some of our older operations.

We have also upgraded the computer systems in each of our building product businesses to help us improve customer service levels.  We now have better access to data which tracks production and distribution information for our customers.

Aluminium

CSR’s interest in aluminium is through our 70% subsidiary, Gove Aluminium, which owns 36% of the Tomago smelter in the Hunter Valley.  Tomago is the second largest smelter in Australia and one of the top ten in the world.  It is also one of the world’s lowest cost operations.  Our partners in the smelter are the French company Pechiney and the Norwegian company, Norsk Hydro.

For CSR, aluminium is not a passive investment.  We play an active role in the smelter operations through the Tomago Policy Committee. We also control most of our own costs and revenues from this business.  Gove Aluminium negotiates the raw material supply of alumina to the smelter and markets the aluminium products to long-term customers in Japan and South East Asia.

Gove Aluminium achieved record production and sales last year.  Operating profit increased significantly by 15% to A$126 million.  Demand for billet and slab increased strongly and sales of these value added products were up by 31%.

We have used hedging to limit our short-term exposure to the strengthening Australian dollar and relatively weak aluminium price.  Longer term, most forecasters expect global demand for aluminium to continue to grow which should lead to stronger prices.

For the current year, the aluminium business is meeting performance expectations with slightly higher volumes and lower raw material and production costs.  The extensive hedging in place will reduce any impact from short-term metal price and currency movements.

Sugar

Now let’s turn to our sugar operations which have been part of CSR for 148 years.

CSR Sugar comprises three separate businesses – sugarcane milling; sugar refining; and ethanol production.

•                  In sugar milling, CSR is Australia’s largest raw sugar producer with some of the most productive mills in the country.  Last year we produced 2.1 million tonnes of sugar, about 40% of the total Queensland production.

•                  The sugar refining business in which CSR has a 50% interest, is the largest sugar refiner in Australasia with refineries in Melbourne, Mackay and Auckland.

•                  CSR Ethanol is the major industrial ethanol supplier in Australia with markets also in Asia.

Overall, CSR Sugar’s operating profit was down 4% to A$71 million last year.  The volatile sugar milling business had a better crop but was hit by relatively low world raw sugar prices.  Returns from the more stable sugar refining business were strong while ethanol returns were marginally lower due to higher prices for the raw material, molasses.

Returns from the sugar milling business remain under quite a lot of pressure due to the combination of the weak sugar price and the stronger Australian dollar.  Today the major driver of global sugar prices is Brazil, which is the world’s largest sugar cane producer by far, with production more than 10 times that of Australia.

The sugarcane milling season is now under way and is proceeding well.  We are currently forecasting a crop slightly below last year due to the lack of rain in Mackay and the Herbert.  However the bulk of our crop is grown in the irrigated Burdekin region, which is rarely affected by drought.

Safety, health and environment

Within CSR, we have a strong focus on the health and safety of our people and on protecting the environment.

For CSR Building Products and Sugar, the rate of recordable injuries fell significantly by 23% last year.  While our performance is much better than the average for other comparable Australian companies, we know that we can and must improve further.  There is a strong commitment by the board and at all levels of management to further improve our safety performance over the next two years and beyond.

On the environment, we regularly monitor all sites for compliance with environmental standards and each of our operations is working to reduce waste generation, water and energy consumption and carbon dioxide emissions.

Growth and development

Looking ahead to the future, a critical part of our strategy is to investigate new ways to strengthen business performance and to grow our three businesses.

In building products, there are structured programs at every site with specific improvement targets to meet over the next twelve months.  Last year these programs yielded savings of A$8 million.

We are also developing new products to better meet the needs of our customers.  CSR Gyprock has recently released a number of innovative products with improved acoustic performance and impact resistance.  CSR Fibre Cement also recently added to its product range with the unique CSR ExpressWall™ façade system.

On potential acquisitions, we continue to explore rationalisation opportunities in the building products industry. However, these opportunities will only be pursued if we are convinced that they will create sustainable value for our shareholders.

In aluminium, the Tomago smelter has commenced a technology upgrade project to boost production by 70,000 tonnes to 530,000 tonnes a year.  We will be deciding by November 2003 if Gove Aluminium will participate in the project at a cost of A$75 million.  Once the upgrade is completed, production is scheduled to ramp up over the next three years.

With the global pressures on our sugar milling business, a lot of work is underway to improve industry productivity.  CSR is an active participant in this process.  The goal for the sugar industry is to achieve a significant productivity lift in the next two to three years.

Our sugar business also has several interesting growth opportunities.  We are particularly excited about a project to increase the co-generation of electricity at our sugar mills.  The waste fibre from the sugar cane plant – bagasse – is currently burned to produce steam and power to drive the sugar mills.  With efficient boilers and generators, we can operate the mill and produce surplus electricity.  This form of renewable energy can be sold into the electricity market at very attractive rates.  We already have one such operation working effectively and there is the potential for two or three more over time.

We are also considering increasing our ethanol production in response to recent government initiatives to switch part of Australia’s fuel requirement to renewable sources.  CSR is Australia’s second largest producer of ethanol and we have scope to increase production if we determine that the economics of this type of investment will create significant value for shareholders.

We will also be maximising the value from CSR’s property portfolio, which consists mainly of rehabilitated industrial sites.  We have already made a good start in this process.  In May, we announced a significant development project for our 35 hectare site at Woodcroft near Blacktown.  This site is capable of being developed to provide up to 400 dwellings.  There are other valuable properties in the portfolio including a 100 hectare industrial park at Erskine Park and CSR’s interest in the Penrith Lakes development. These projects should provide significant new revenue streams in the future.

Current performance and outlook

For the first three months of this financial year, both our building products and aluminium operations have performed in line with expectations.  For sugar, the milling season has just begun and we expect the sugarcane crop to be slightly below last year.

The world raw sugar market, as always, remains volatile.  By way of example over the past six months prices have ranged between A$210 and A$300 per tonne.  Although about 15-20% of Australia’s raw sugar is protected from price volatility through long-term contracts, the outcome for our milling business remains dependent on returns achieved on the world market during the balance of the year.

At this relatively early stage of the year, we continue to believe that an overall operating result for CSR in line with last year’s result is achievable.

I can assure you that we will be working hard at improving the performance of our businesses.  Management is focused on optimising performance through aggressive control of costs, improving productivity and safety and developing significant new growth opportunities.

Overall, CSR has three solid businesses, which are all strong cash generators.  Our goal is to enhance the performance of these businesses in the balance of this year and build and strengthen the group for the longer term.

Thank you for your continued support of CSR.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CSR Limited
(Registrant)

	By:	/s/ Andree Taylor
(Signature)*
General Manager, Investor Relations

Date 17 July 2003